Exhibit (a)(1)(E)

From:	Sandi Kerentoff

To:	[Eligible Optionholder]

Date:	[ ]

Re:	Receipt of Election Form

This email confirms that we have received your completed Election Form.

This election replaces any prior elections you may have made, if any. You may change your election at any time up to the close of the offer at 8:00 a.m. Eastern Time on April 16, 2009, unless the exchange offer is extended. Your election, if any, in effect at that time will become irrevocable.

If you have any questions, please send an email to Option Exchange@Hughes.com or contact Sandi Kerentoff by calling

(301) 428-5810. You will have the ability to leave a voice message on this extension.

Where You Can Find Additional Information.

The Company has commenced its Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Exchange Offer”) to which this communication pertains. Eligible employees are strongly advised to read the Offer to Exchange filed on Schedule TO and the documents related to the Exchange Offer filed with the Securities and Exchange Commission because they contain important information prior to making a decision whether to participate in the Exchange Offer. These written materials and other related documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the Offer to Exchange and other materials related to the Exchange Offer by sending an e-mail to OptionExchange@Hughes.com or calling Sandi Kerentoff at (301) 428-5810.